

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 30, 2008

Mark J. Rubash
Senior Vice President and Chief Financial Officer
Shutterfly, Inc.
2800 Bridge Parkway, Suite 101
Redwood City, California 94065

        Re: Shutterfly, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2007, as amended
             Filed March 10, 2008
             File No. 001-33031

Dear Mr. Rubash:

        We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Part III

Item 11. Executive Compensation

Executive Compensation

<u>Summary Compensation Table, Proxy Statement page 39</u>
<u>Grants of Plan-Based Awards Table, Proxy Statement page 40</u>

1. We note that the annual cash bonuses paid to the named executive officers, other than the chief executive officer, under the company's 2007 Bonus Plan are reported under the Bonus column of the Summary Compensation Table. In your future filings, please revise your presentation to disclose payments made under your bonus incentive plan in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table. Also, revise the supplemental Grants of Plan-Based Awards Table to disclose the information required with respect to awards under non-equity incentive plans. See Items 402(c)(2)(vii) and 402(d)(2)(iii) of Regulation S-K, and Release No. 33-8237A (August 29, 2006). See also Section 119, Question 119.02 of our Compliance & Disclosure Interpretations (last updated: July 3, 2008) available on our website at www.sec.gov.

<u>Part IV</u>

<u>Item 15. Exhibits</u>
<u>Exhibits 31.1 and 31.2</u>

2. We note that the identification of each of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In your future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

<u>Signatures, page S-1</u>

3. In your future filings, identify the person signing the Form 10-K as your principal accounting officer or controller. See General Instruction D to Form 10-K.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jorge A. Rivera, Staff Attorney, at (202) 551-3786 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director